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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12B-25

                                                  Commission File Number 1-10704


                          NOTIFICATION OF LATE FILING

     (Check One):  [   ]  Form 10K  [   ] Form 11-K  [   ] Form 20-F
[ X ] Form 10-Q  [   ] Form N-SAR

For Period Ended:         May 3, 1996
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[   ] Transition Report on Form 10-K      [   ]  Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F      [   ]  Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                        PART I.  REGISTRANT INFORMATION

Full name of registrant  Sport Supply Group, Inc.
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Former name if applicable

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Address of principal executive office  (Street and number)

                           1901  Diplomat Drive
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City, State and Zip Code   Farmers Branch, Texas  75234
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                       PART II.  RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)





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[ X ]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[   ]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]    (c)  The accountant's statement or other exhibit required by Rule
         12b-25 (c) has been attached if applicable.

                              PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On May 20, 1996, the Company sold substantially all of the assets of its Gold Eagle Professional Golf Products Division (the "Gold Eagle Division") . Subsequent to the sale of the Gold Eagle Division, the Company approved a formal plan of disposal for its remaining retail segment operations (which previously included the Gold Eagle Division). These events were reported to the Securities and Exchange Commission in a Report on Form 8-K dated June 4, 1996. As a result of the sale of the Gold Eagle Division and approval of the formal plan of disposal of its remaining retail segment operations, the Company will report its retail segment as a discontinued operation in its Report on Form 10-Q for the quarterly period ended May 3, 1996. The Company is currently compiling the necessary information to report its retail segment as a discontinued operation and to restate the applicable periods of the current and prior fiscal years. In addition, the Company is currently negotiating with its senior and participating lenders to approve certain modifications to its senior credit facility which are required in order to effect the plan of disposal and to obtain waivers for the breach of certain financial covenants resulting from the charges to be recorded based upon the estimated loss on disposal. Although no assurances can be given, management anticipates that the modifications will be approved by the senior and participating lenders and that waivers will be received relating to the breach of the financial covenants.

     As a result of the above, the Company is unable to file its Report on Form 10-Q for the quarterly period ended May 3, 1996 without unreasonable effort and expense.


                          PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

James R. Crawford                                 (214)            406-7108
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    (Name)                                     (Area Code)    (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [ X ]  Yes    [   ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [ X ]  Yes    [   ]  No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As discussed in Item III. above, the Company will report its retail segment as a discontinued operation in its Report on Form 10-Q for the quarterly period ended May 3, 1996. Historically, the Company has reported this segment as a continuing operation. Accordingly, the Company's earnings statements for the comparable three and six month periods of the prior year will be restated to reflect this reporting change. As a result of the planned disposal of the Company's retail segment, the Company will record an after-tax non-cash charge of approximately $8.4 million for the anticipated loss on disposal of its retail segment, including estimated future operating losses through the date of disposal. The Company's results of operations for the three and six month periods ended May 3, 1996, and the comparable periods of the prior year will reflect the following ($000's):

                                              Three Months Ended                           Six Months Ended
                                         ------------------------------            -------------------------------
                                          May 3, 1996    April 30, 1995             May 3, 1996     April 30, 1995
                                         ------------------------------            -------------------------------
Net revenues                                $  25,521         $  18,945            $   38,737           $  32,351
                                         ==============================            ==============================

Earnings (loss) from
   continuing operations                    $     967         $   1,121            $       34           $     807

Earnings (loss) from
   discontinued operations :
        Loss on disposal                       (8,438)                0                (8,438)                  0
        Loss from operations                   (1,931)              336                (2,082)                695
                                         ------------------------------            ------------------------------
        Earnings (loss) from
            discontinued operations           (10,369)              336               (10,520)                695
                                         ------------------------------            ------------------------------
Net earnings (loss)                         $  (9,402)        $   1,457             $ (10,486)          $   1,502
                                         ==============================            ==============================
Earnings (loss) per share :

      Continuing operations                 $    0.14         $    0.16             $    0.00           $    0.12
      Discontinued operations                   (1.53)             0.05                 (1.56)               0.10
                                         ------------------------------            ------------------------------
      Net earnings (loss)                   $   (1.39)        $    0.21             $   (1.56)          $    0.22
                                         ==============================            ==============================





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                            Sport Supply Group, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    June 17, 1996                 By: /s/ James R. Crawford
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                                           James R. Crawford,  Principal
                                           Accounting Officer and Principal
                                           Financial Officer



     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.




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